Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, DC 20549-3561

May 8, 2007

Mr. Timothy D. Payne
President and Chief Executive Officer
MPS Group, Inc.
1 Independent Drive
Jacksonville, FL 32202

Re: **MPS Group, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 0-24484

Dear Mr. Payne:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Financial Statements
Notes to Consolidated Financial Statements
Revenue Recognition, page 37

1.   Refer to the penultimate paragraph on page 37 regarding your revenue
        recognition policy for fixed fee or lump-sum engagements. Please explain to us
        how you apply the proportional performance accounting model to these
        arrangements and your basis for doing so under GAAP. Include in your response
        a description of the significant terms of your fixed price or lump-sum
        engagements, and relate these terms to your revenue recognition policy. Also,
        please refer us to the authoritative accounting literature that supports your use of
        this policy.

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the

Mr. Timothy D. Payne
MPS Group, Inc.
May 8, 2007
Page 3

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director